                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

For the fiscal year ended December 31, 1997    Commission File Number 333-42879


83 Full title of the plan and the address of the plan, if different from that of the issuer named below:


            Gerber Scientific, Inc. and Participating Subsidiaries
                  401(k) Maximum Advantage Program and Trust
        As Amended and Restated Effective January 1, 1997 (the "Plan")

83 Name of the issuer of the securities held pursuant to the Plan and the address of the principal executive office:

               Gerber Scientific, Inc.
               83 Gerber Road West
               South Windsor, Connecticut  06074

                             REQUIRED INFORMATION

         The following financial statements and supplemental schedules for the Plan are being filed herewith.

            GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES

                  401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

                      FINANCIAL STATEMENTS AND SCHEDULES
                          DECEMBER 31, 1997 AND 1996
                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)


                               TABLE OF CONTENTS


                                                                        Page
                                                                        ----
Independent Auditors' Report.............................................  3

Statements of Net Assets Available for Plan Benefits,
   December 31, 1997 and 1996............................................  4

Statements of Changes in Net Assets Available for Plan Benefits, Years
   Ended December 31, 1997 and 1996......................................  5

Notes to Financial Statements............................................  7

Schedules
1. Schedule of Assets Held for Investment Purposes at End of Plan Years,
   December 31, 1997 and 1996............................................ 13

2. Schedule of Reportable Transactions for Year Ended December 31, 1997.. 15

Note: The schedules of non-exempt transactions, assets held for investment purposes which were acquired and disposed of within the plan year, loans or fixed income obligations, and leases in default or classified as uncollectible, required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974, are not applicable.

                          Independent Auditors' Report



 The Plan Administrator
 Gerber Scientific, Inc. and Participating Subsidiaries
   401(k) Maximum Advantage Program and Trust:


 We have audited the accompanying statements of net assets available for plan benefits of Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust as of December 31, 1997 and 1996 and the related statements of changes in net assets available for plan benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our report dated June 24, 1998, we did not express an opinion on the Plan's 1997 and 1996 financial statements because, as permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan Administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the investment information which was certified by Barclays Global Investors, National Association in 1997 and 1996, the trustee of the Plan, except for comparing such information with the related information included in the financial statements and supplemental schedules. Since that date, we have, at the request of the Plan Administrator, audited the investment information and were able to satisfy ourselves as to the investment assets and executed investment transactions. Accordingly, our present opinion on the 1997 and 1996 financial statements, as presented herein, is different from that expressed in our previous report.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust as of December 31, 1997 and 1996, and the changes in its financial status for the years then ended in conformity with generally accepted accounting principles.


 Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits with fund information is presented for purposes of additional analysis rather than to present the net assets avalible for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



 KPMG LLP

 Hartford, Connecticut
 June 30, 1999

            GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES

                  401 (k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          DECEMBER 31, 1997 and 1996

                                                                                            December 31,
                                                                              --------------------------------------
                                                                                     1997                 1996
                                                                              -----------------    -----------------
Mutual Funds, at market value:

     Asset Allocation Fund                                                    $      13,691,984    $      10,904,606
     Standard & Poor's 500 Stock Fund                                                11,365,349            6,469,890
     Money Market Fund                                                                8,527,811            8,661,751
     Growth Stock Fund                                                                3,997,516            3,659,719
     U.S. Treasury Allocation Fund                                                      984,139              932,749

Collective Investment Fund, at market value:

     International Equity Fund                                                        1,192,020            1,046,616

Loans Receivable from Plan Participants                                               1,201,467            1,254,608
                                                                              -----------------    -----------------

Net Assets Available for Plan Benefits                                               40,960,286    $      32,929,939
                                                                              =================    =================



                See accompanying notes to financial statements.

            GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES
                  401(K) MAXIMUM ADVANTAGE PROGRAM AND TRUST
   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
               INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                            Participant Directed
                                               ---------------------------------------------------------------------------------
                                                    Asset                                      Money                 Growth
                                                 Allocation             S & P 500              Market                Stock
                                                    Fund                Stock Fund              Fund                  Fund
                                               ---------------       ---------------       ---------------       ---------------
Investment Income:
      Net Appreciation (Depreciation)
           in Fair Value of Investments        $       750,588       $     2,066,048       $            --       $      (175,745)
      Interest and Dividends                         1,703,511               383,933               459,357               313,054
      Interest on Participant Loans                         --                    --                    --                    --
                                               ---------------       ---------------       ---------------       ---------------
                                                     2,454,099             2,449,981               459,357               137,309

Contributions:
      Plan Participants                              1,071,075             1,063,624               846,838               686,884
      Employer                                         113,523               116,754               105,588                75,513
                                               ---------------       ---------------       ---------------       ---------------
           Total Investment Income
           and Contributions                         3,638,697             3,630,359             1,411,783               899,706
                                               ---------------       ---------------       ---------------       ---------------

Transfers from Acquired Plan                                --               268,985                    --               124,906
                                               ---------------       ---------------       ---------------       ---------------

Benefits Paid to Participants                         (508,330)             (415,668)           (1,186,941)             (281,387)
Administrative Fees                                     (5,255)               (3,892)               (6,877)               (1,662)
                                               ---------------       ---------------       ---------------       ---------------
      Total Benefits and Expenses                     (513,585)             (419,560)           (1,193,818)             (283,049)
                                               ---------------       ---------------       ---------------       ---------------

Excess of Additions Over Deductions                  3,125,112             3,479,784               217,965               741,563

Inter-fund Transfers, Net                             (337,734)            1,415,675              (351,905)             (403,766)
                                               ---------------       ---------------       ---------------       ---------------

      Net Increase in Net Assets                     2,787,378             4,895,459              (133,940)              337,797

Net Assets Available for Benefits
      at Beginning of Year                          10,904,606             6,469,890             8,661,751             3,659,719
                                               ---------------       ---------------       ---------------       ---------------

Net Assets Available for
      Benefits at End of Year                  $    13,691,984       $    11,365,349       $     8,527,811       $     3,997,516
                                               ===============       ===============       ===============       ===============

                                               -----------------------------------------------------------------------------------
                                                U.S. Treasury          International
                                                  Allocation               Equity             Participant
                                                     Fund                   Fund                 Loans                 Total
                                               ----------------      ----------------      ----------------      -----------------
Investment Income:
      Net Appreciation (Depreciation)
           in Fair Value of Investments        $          6,423      $          2,249      $             --      $       2,649,563
      Interest and Dividends                             60,059                    --                    --              2,919,914
      Interest on Participant Loans                          --                    --               118,681                118,681
                                               ----------------      ----------------      ----------------      -----------------
                                                         66,482                 2,249               118,681              5,688,158

Contributions:
      Plan Participants                                 106,967               226,035                    --              4,001,423
      Employer                                           15,108                21,283                    --                447,769
                                               ----------------      ----------------      ----------------      -----------------
           Total Investment Income
           and Contributions                            188,557               249,567               118,681             10,137,350
                                               ----------------      ----------------      ----------------      -----------------

Transfers from Acquired Plan                             21,268               125,975                 7,414                548,548
                                               ----------------      ----------------      ----------------      -----------------

Benefits Paid to Participants                           (61,412)             (119,020)              (64,071)            (2,636,829)
Administrative Fees                                        (506)                 (530)                   --                (18,722)
                                               ----------------      ----------------      ----------------      -----------------
      Total Benefits and Expenses                       (61,918)             (119,550)              (64,071)            (2,655,551)
                                               ----------------      ----------------      ----------------      -----------------

Excess of Additions Over Deductions                     147,907               255,992                62,025              8,030,347

Inter-fund Transfers, Net                               (96,517)             (110,588)             (115,166)                    --
                                               ----------------      ----------------      ----------------      -----------------

      Net Increase in Net Assets                         51,390               145,404               (53,141)             8,030,347

Net Assets Available for Benefits
      at Beginning of Year                              932,749             1,046,616             1,254,608             32,929,939
                                               ----------------      ----------------      ----------------      -----------------

Net Assets Available for
      Benefits at End of Year                  $        984,139      $      1,192,020      $      1,201,467      $      40,960,286
                                               ================      ================      ================      =================

See accompanying notes to financial statements.

            GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES
                  401(K) MAXIMUM ADVANTAGE PROGRAM AND TRUST
               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                      PLAN BENEFITS WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                   Participant Directed
                                         ------------------------------------------------------------------------------------------
                                              Asset           Money                          Growth    U.S. Treasury   International
                                           Allocation         Market        S & P 500        Stock       Allocation       Equity
                                              Fund             Fund         Stock Fund        Fund         Fund            Fund
                                         ---------------   --------------   -----------   -----------   -------------  ------------
Investment Income:
  Net Appreciation (Depreciation)
       in Fair Value of Investments      $       120,502   $       --       $   904,065   $   249,169   $     (20,105) $     53,915
  Interest and Dividends                       1,007,562          425,191       205,321        50,618          50,202          --
  Interest on Participant Loans                     --               --            --            --              --            --
                                         ---------------   --------------   -----------   -----------   -------------  ------------
                                               1,128,064          425,191     1,109,386       299,787          30,097        53,915

Contributions:
  Plan Participants                            1,174,850          704,568       688,687       655,371         123,613       182,128
  Employer                                        94,816           79,149        59,657        43,131          12,842        13,448
                                         ---------------   --------------   -----------   -----------   -------------  ------------
     Total Investment Income
     and Contributions                         2,397,730        1,208,908     1,857,730       998,289         166,552       249,491
                                         ---------------  ---------------   -----------   -----------   -------------  ------------

Transfers from Acquired Plan                      --               --            --            --              --            --
                                         ---------------  ---------------   -----------   -----------   -------------  ------------

Benefits Paid to Participants                   (510,280)        (754,503)     (242,552)     (182,683)        (66,878)      (75,484)
Administrative Fees                               (4,145)          (5,265)       (2,427)       (1,264)           (370)         (343)
                                         ---------------   --------------   -----------   -----------   -------------  ------------
  Total Benefits and Expenses                   (514,425)        (759,768)     (244,979)     (183,947)        (67,248)      (75,827)
                                         ---------------   --------------   -----------   -----------   -------------  ------------

Excess of Additions Over Deductions            1,883,305          449,140     1,612,751       814,342          99,304       173,664

Inter-fund Transfers, Net                       (266,696)        (275,728)      321,414       446,999         (93,088)     (134,995)
                                         ---------------   --------------   -----------   -----------   -------------  ------------

     Net Increase in Net Assets                1,616,609          173,412     1,934,165     1,261,341           6,216        38,669

Net Assets Available for Benefits
     at Beginning of Year                      9,287,997        8,488,339     4,535,725     2,398,378         926,533     1,007,947
                                         ---------------   --------------   -----------   -----------   -------------  ------------

Net Assets Available for
     Benefits at End of Year               $  10,904,606   $    8,661,751   $ 6,469,890   $ 3,659,719   $     932,749  $  1,046,616
                                         ===============   ==============   ===========   ===========   =============  ============

                                            -------------------------------
                                             Participant
                                                Loans           Total
                                            -------------    --------------
Investment Income:
  Net Appreciation (Depreciation)
       in Fair Value of Investments         $      --        $    1,307,546
  Interest and Dividends                           --             1,738,894
  Interest on Participant Loans                   112,238           112,238
                                            -------------    --------------
                                                  112,238         3,158,678

Contributions:
  Plan Participants                                --             3,529,217
  Employer                                         --               303,043
                                            -------------    --------------
     Total Investment Income
     and Contributions                            112,238         6,990,938
                                            -------------    --------------

Transfers from Acquired Plan                       --                --
                                            -------------    --------------

Benefits Paid to Participants                     (76,977)       (1,909,357)
Administrative Fees                                --               (13,814)
                                            -------------    --------------
  Total Benefits and Expenses                     (76,977)       (1,923,171)
                                            -------------    --------------

Excess of Additions Over Deductions                35,261         5,067,767

Inter-fund Transfers, Net                           2,094           --
                                            -------------    --------------

     Net Increase in Net Assets                    37,355         5,067,767

Net Assets Available for Benefits
     at Beginning of Year                       1,217,253        27,862,172
                                            -------------    --------------

Net Assets Available for
     Benefits at End of Year                $   1,254,608    $   32,929,939
                                            =============    ==============

                See accompanying notes to financial statements.

            GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES

                  401 (k) MAXIMUM ADVANTAGE PROGRAM AND TRUST


                         NOTES TO FINANCIAL STATEMENTS

                          December 31, 1997 and 1996



A.  Description of the Plan
    -----------------------

    The following brief description of the Gerber Scientific, Inc. and Participating Subsidiaries 401 (k) Maximum Advantage Program and Trust (the "Plan") is provided for general information purposes only and reflects the Plan's provisions as of the date of the financial statements. Participants should refer to the Plan documents for more complete information on the Plan's provisions.

    1.   General
         -------

         The Plan is a defined contribution plan sponsored by Gerber Scientific, Inc. and Participating Subsidiaries (the "Company") and was established effective January 1, 1985. It is intended that the Plan be qualified and exempt under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 (the "Code"), as amended from time to time, and meet the requirements of Section 401 (k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    2.   Purpose
         -------

         The purpose of the Plan is to encourage employee savings and to provide a facility for accumulation of funds to be used to provide benefits upon an employee's retirement, death, disability, termination of employment, or certain other circumstances.

    3.   Administration
         --------------

         The Board of Directors of Gerber Scientific, Inc., which has the authority to administer the Plan, has delegated the duties of Plan Administrator to a Committee consisting of Company employees. The Committee interprets and applies Plan provisions, makes final determinations concerning eligibility, benefits, and rights under the Plan, furnishes individual benefits statements to Participants, and files such reports as may be required by law.

    4.   Eligibility
         -----------

         Employees of the Company become eligible to participate in the Plan on the first day of a calendar quarter after attaining age 21 and completing one year of service.

    5.   Employee Contributions
         ----------------------

         An eligible employee becomes a Participant by authorizing the Company to reduce the Participant's base pay and make a corresponding "pre-tax" or "after-tax" contribution to the Plan. "Pre-tax" contributions may range from 2% to 15% of base pay and "after-tax" contributions may range from 1% to 10% of base pay. A Participant may change or suspend contributions by providing written notice to the Company.

         "Pre-tax" contributions are deducted from taxable wages before income taxes are withheld and are not subject to income taxation until withdrawn from the Plan. "After-tax" contributions do not reduce taxable wages and thus are subject to current income taxation.

         Under Internal Revenue Service regulations, base pay for Plan purposes was limited to $160,000 in 1997 and $150,000 in 1996, and the maximum "pre-tax" contribution was limited to $9,500 per participant in 1997 and in 1996.

    6.   Employer Contributions
         ----------------------

         The Company matches 50% of the first 6% of base pay which a Participant contributes on a "pre-tax" basis, subject to a maximum annual Company contribution of $400 per Participant for 1997 and $300 per Participant in 1996.

    7.   Investment of Contributions and Participants' Accounts
         ------------------------------------------------------

         A separate accounting is maintained in the name of each Participant, reflecting contributions by the Participant, amounts contributed by the Company under the Plan on the Participant's behalf, investment earnings or losses, loans, withdrawals, or other distributions, and expenses, if any, charged against such account. The amount of benefit available to each Participant at any point in time depends solely upon the value of the Participant's own account.

         A Participant directs the investment of his/her account. As of December 31, 1997, there were six investment funds in which Participants could invest. These investment funds are managed by Barclays Global Fund Advisors, a wholly owned subsidiary of Barclays Global Investors, National Association. The investment funds were:

         a. The Money Market Fund, which is comprised of investments in U.S. Government and agency obligations, bank certificates of deposit, bankers' acceptances, and corporate commercial paper;

         b. The Asset Allocation Fund, which uses a computer model to allocate its investments among common stocks, U.S. Treasury bonds, and money market instruments. The computer model allocates and reallocates investments among these asset classes based upon estimates of their relative risk and rates of return;

         c. The U.S. Treasury Allocation Fund, which invests in three classes of U.S. Treasury debt securities: long-term U.S. Treasury bonds; intermediate-term U.S. Treasury notes; and short-term U.S. Treasury bills. The Fund allocates and reallocates investments among these classes of debt securities based upon estimates of their relative risk and rates of return;

         d. The Standard & Poor's 500 Stock Fund, which is comprised of investments in common stock and attempts to achieve the same rate of return as the Standard & Poor's 500 Composite Stock Price Index. The Fund attempts to do this by holding nearly all of the 500 common stocks that the Index measures;

         e. The International Equity Fund, which invests in securities traded outside the United States and excludes securities of U.S. companies. The Fund invests in substantially the same stocks and the same percentages as comprise the Morgan Stanley Capital International Europe, Australia, and Far East (EAFE) Index;

         f. The Growth Stock Fund, which invests in growth-oriented common stocks with potential for capital appreciation. The Fund is diversified and carries an above-average capital growth potential for investors willing to assume above-average risk.

         The Plan permits a participant to change the investment allocation of future contributions and the investment allocation of the Participant's existing account. There is no limit on the number of changes that may be made.

    8.   Vesting
         -------

         A Participant is at all times 100% vested in the Participant's "pre-tax" contributions, "after-tax" contributions, "rollover" contributions, and the Company contributions on the Participant's behalf.

    9.   Withdrawals and Loans
         ---------------------

         The Plan is designed to distribute savings at the end of the Participant's career with the Company. However, the Plan makes provision for hardship and non-hardship withdrawals and for loans, subject to current Internal Revenue Service regulations.

         Hardship withdrawals are permitted to meet a financial hardship resulting from qualifying medical expenses, educational expenses, funeral expenses, the purchase of a primary residence, or the loss of a primary residence through eviction or mortgage foreclosure. Hardship withdrawals require approval of the Committee. Non-hardship withdrawals may be made only against a Participant's "after-tax" contributions or "rollover" contributions and may be made for any reason.

         Loans may be drawn against a Participant's account, subject to a $500 minimum and a $50,000 maximum, and may not exceed 50% of the Participant's account balance. Loan repayments are redeposited in the Participant's account in accordance with the Participant's current investment allocation for contributions. Any outstanding loan balance not repaid at termination of employment is treated as a taxable distribution.

    10.  Payment of Benefits
         -------------------

         Distributions from the Plan are paid either in a lump sum cash payment or a portion paid in a lump sum and the remainder paid later. Unless a Participant elects otherwise, distributions are payable upon the termination of employment. If a Participant's total account balance is greater than $3,500, the Participant (or in the event of death, the Participant's designated beneficiary) has the right to defer the distribution but generally not beyond April 1 of the year following the year in which the Participant reaches age 70-1/2.

         Upon the death of a Participant, the designated beneficiary, or the Participant's estate if no beneficiary is designated, is entitled to 100% of the Participant's account.

    11.  Taxation
         --------

         Income taxes are deferred on "untaxed funds" in a Participant's account. Untaxed funds consist of "pre-tax" contributions, Company contributions, net investment earnings, and loan interest repaid. Upon distribution, such untaxed funds become taxable. Untaxed funds received as a loan are not subject to income taxes. "After-tax" contributions which are distributed are not taxable, but investment earnings on "after-tax" contributions are taxable when distributed.

B.  Summary of the Plan's Significant Accounting Policies
    -----------------------------------------------------

    1.   Basis of Presentation
         ---------------------

         The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and the changes in net assets available for plan benefits for the plan years ended December 31, 1997 and 1996.

    2.   Trust Funds Held and Managed
         ----------------------------

         On August 29, 1997, Merrill Lynch, Pierce, Fenner & Smith Inc. ("Merrill Lynch") acquired the MasterWorks division of Barclays Global Investors, National Association ("Barclays") and became the Plan's recordkeeper. Barclays remained as trustee of the Plan through December 31, 1997. On January 1, 1998, Merrill Lynch became trustee of the Plan.

         The Plan's investments at December 31, 1997 were held in trust by Barclays and were invested in mutual funds and a collective investment fund managed by Barclays Global Fund Advisors (BGFA), a wholly owned subsidiary of Barclays. Investments were recorded on a trade date basis by Barclays, the recordkeeper, through acquisition date and by Merrill Lynch thereafter. For the Plan year ended December 31, 1997, the investment in and the changes in these investment funds were reported to the Plan by Barclays and Merrill Lynch as determined through the use of current market values for all assets of the funds.

         The Plan's investments at December 31, 1996 were held in trust by Barclays and were invested in mutual funds and a collective investment fund managed by Barclays Global Fund Advisors (BGFA), a wholly owned subsidiary of Barclays. Investments were recorded by Barclays on a trade date basis. For the Plan year ended December 31, 1996, the investment in and the changes in these investment funds were reported to the Plan by Barclays as determined through the use of current market values for all assets of the funds.

C.  Administrative Expenses
    -----------------------

    Costs of establishing and administering the Plan, such as legal fees, consulting fees, and salaries and fringe benefits of Company personnel, have been paid by the Company and, accordingly, are not included as administrative expenses of the Plan. Expenses which are included in the financial statements represent loan maintenance fees charged against the accounts of participants with outstanding loan balances and account maintenance fees charged to non-active participants.

D.  Amendment and Termination
    -------------------------

    Although it has not expressed any intent to do so, the Company reserves the right to modify, suspend, or terminate the Plan, in whole or in part (including the provisions relating to contributions), subject to the provisions of ERISA. However, the Company has no power to modify, suspend, amend, or terminate the Plan in a manner that will cause or permit any part of the trust fund to be used for or diverted to purposes other than the exclusive benefit of Participants or their beneficiaries, or for the payment of expenses pursuant to the provisions of the Plan. Upon termination or partial termination of the Plan, the amounts credited to the accounts of members affected by such termination or partial termination shall be non-forfeitable.

E.  Federal Income Tax Status of the Plan
    -------------------------------------

    The Company has received favorable determinations from the Internal Revenue Service that the Plan constitutes an employees' trust which is exempt from taxation, and that the Company may deduct for income tax purposes the amounts contributed by it to the trust fund.

    It is the intention of the Company that the Plan remain qualified and exempt under Sections 401(a) and 501(a) of the Code and meet the requirements of
    Section 401(k) of the Code. The Company may authorize any modification or amendment of the Plan which is deemed necessary or appropriate to maintain the qualification and exemption of the Plan within the requirements of
    Section 401(a) and 501(a) of the Code, or any other applicable provision of the Code as now in effect or hereafter amended or adopted.

F.  Plan Merger
    -----------

    In February 1997, Gerber Garment Technology, Inc. a subsidiary of Gerber Scientific, Inc., acquired Cutting Edge, Inc. In conjunction with this acquisition, the Cutting Edge, Inc. 401(k) Profit Sharing Plan was merged into the Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust.

G.  Subsequent Events
    -----------------

    Effective January 1, 1998 the Company increased the matching contribution maximum annual amount from $400 to $800, eliminated the eligibility period, expanded the eligible pay definition and added four investment fund alternatives.

    In February 1998, Gerber Optical, Inc. a subsidiary of Gerber Scientific, Inc., acquired Coburn Optical Industrial Inc. The Company intends to merge the Coburn Optical Industrial Inc. Employee's Retirement Savings Plan into the Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust in 1998.

    In March 1998, Gerber Scientific, Inc. sold the Gerber Systems subsidiary. Employees of Gerber Systems were given the option of transferring their account balance to their new employer's 401(k) plan.

                                                                      Schedule 1
                                                                      ----------

            GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES

                  401 (k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

 Item 27a - Schedule of Assets Held for Investment Purposes as of December 31,
                                     1997

                                                      Description of investment,
                                                   including maturity date, rate of
       Identity of issue, borrower,                   interest, collateral, par, or                                     Current
         lessor, or similar party                            maturity value                           Cost               Value
-------------------------------------------        --------------------------------              -------------       -------------
  * Barclays Global Investors:

       Masterworks Funds:

           Asset Allocation Fund                    Mutual Fund, 1,074,724 shares                $  13,018,006       $  13,691,984

           Standard & Poor's 500 Stock Fund         Mutual Fund, 557,398 shares                      9,458,404          11,365,349

           Money Market Fund                        Mutual Fund, 8,527,811 shares                    8,527,811           8,527,811

           Growth Stock Fund                        Mutual Fund, 273,615 shares                      4,172,194           3,997,516

           U.S. Treasury Allocation Fund            Mutual Fund, 104,919 shares                        977,135             984,139

       International Equity Fund                    Collective Investment Fund, 83,945 shares        1,194,298           1,192,020

       Participant Loans                            Participant Loans, 7.0% - 11.9%                  1,201,467           1,201,467

                                                                                                 -------------       -------------

                                                                                                 $  38,549,315       $  40,960,286
                                                                                                 =============       =============


      * - Represents a party-in-interest.

I
                                                                      Schedule 1
                                                                      ----------

            GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES

                  401 (k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

 Item 27a - Schedule of Assets Held for Investment Purposes as of December 31,
                                     1996

                                                Description of investment,
                                             including maturity date, rate of
     Identity of issue, borrower,              interest, collateral, par, or                                       Current
      lessor, or similar party                        maturity value                            Cost                Value
--------------------------------------       --------------------------------               -------------       -------------
* Barclays Global Investors:

    Masterworks Funds:

      Asset Allocation Fund                     Mutual Fund, 914,816 shares                 $  10,805,906       $  10,904,606

      Money Market Fund                         Mutual Fund, 8,661,751 shares                   8,661,751           8,661,751

      Standard & Poor's 500 Stock Fund          Mutual Fund, 406,656 shares                     5,630,166           6,469,890

      Growth Stock Fund                         Mutual Fund, 238,885 shares                     3,490,114           3,659,719

      U.S. Treasury Allocation Fund             Mutual Fund, 100,188 shares                       946,879             932,749

    International Equity Fund                   Collective Investment Fund, 74,228 shares         999,995           1,046,616

    Participant Loans                           Participant Loans, 7.0% - 11.9%                 1,254,608           1,254,608

                                                                                            -------------       -------------

                                                                                            $  31,789,419       $  32,929,939
                                                                                            =============       =============


* - Represents a party-in-interest.

                                                                      Schedule 2
                                                                      ----------


            GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES

                  401 (k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

Item 27d - Schedule of Reportable Transactions for the Year Ended December 31,
                                     1997

                                      (b) Description of asset
                                                                                                     Value
    (a) Identity of                  (include interest rate and            Number           --------------------------
                                                                  ------------------------  (c) Purchase  (d) Selling    (e) Lease
    party involved                   maturity in case of a loan)  Purchases       Sales          price        price        rental
----------------------               ---------------------------  ------------------------  --------------------------   ---------
* Barclays Global Investors:

   Money Market Fund                 Mutual Fund                     106           116      $ 2,856,207   $ 2,989,776        $0

   Standard & Poor's 500 Stock Fund  Mutual Fund                     157            70        4,031,532     1,203,433         0

   Asset Allocation Fund             Mutual Fund                     133            90        3,332,358     1,295,568         0

   Growth Stock Fund                 Mutual Fund                     137            81        1,846,185     1,332,642         0

                                                                                            (h) Current value of asset
    (a) Identity of                        (f) Expense               (g) Cost of asset          on transaction date       (i) Net
                                                                  ------------------------  --------------------------
    party involved                    incurred with transaction   Purchases       Sales     Purchases         Sales     Gain (Loss)
----------------------               ---------------------------  ------------------------  --------------------------  -----------
* Barclays Global Investors:

   Money Market Fund                              $0              $ 2,856,207  $ 2,989,776  $ 2,856,207    $ 2,989,776   $       0

   Standard & Poor's 500 Stock Fund                0                4,031,532      848,994    4,031,532      1,203,433     354,439

   Asset Allocation Fund                           0                3,332,358    1,096,059    3,332,358      1,295,568     199,509

   Growth Stock Fund                               0                1,846,185    1,259,856    1,846,185      1,332,642      72,786

                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Gerber Scientific, Inc. and Participating
                              Subsidiaries 401(k) Maximum Advantage Program and Trust As Amended and Restated Effective January 1, 1997


Date:  July 14, 1999          /s/ GARY K. BENNETT
                              -------------------------------------------------
                              GARY K. BENNETT
                              Member of the Committee duly authorized to
                              administer the Plan